UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2008
Commission File Number 000-31212
Metal Storm Limited
(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F
☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes    ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

METAL STORM LIMITED ACN 064 270 006
Metal Storm appoints new Development Manager
Brisbane, Australia – September 10, 2008: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Defence technology company Metal Storm Limited has appointed a former British Army officer who served in Iraq and Kosovo as its Development Manager.
David Pashen rose to the rank of Major in the Royal Electrical and Mechanical Engineers (REME) regiment after a 16-year Army career. This included a 6 month tour as military spokesman for the British Forces during the NATO deployment into Kosovo in 1999.
Mr Pashen, 47, joins Metal Storm this week, bringing with him the experience of a successful post-military career that includes senior engineering and business development positions with organisations such as the UK defence technology company QinetiQ.
Metal Storm Limited Chief Executive Officer Dr Lee Finniear said Mr Pashen brings a vast amount of expertise and experience to Metal Storm at a time when the company is well advanced in its various product development projects.
“David has strong defence industry experience and has been heavily involved in weapons development and trials for the UK Military and for multinational defence companies,” Dr Finniear said.
“David’s experience as a military customer representative and as a supplier to the defence community gives him vital insight into the process of military procurement. This, combined with his extensive engineering management, business development and bid management experience will be invaluable here at Metal Storm”.
Although born in Brisbane, Mr Pashen served in the British Army from 1984-2000, and returned to active duty as a reservist information operations officer during the military campaign in Iraq in 2004.
Mr Pashen has a degree in aeronautical engineering and a masters degree in guided weapons systems. He is also currently working towards an MBA at Griffith University in Brisbane.
“I am excited about joining Metal Storm as it is a company with a tremendous future and I am confident my military, technical and business experience will be an asset,” Mr Pashen said.
Dr Finniear said the Company was entering into qualification of its first stacked round weapons and ammunition systems later this year.
Metal Storm will be exhibiting its weapon systems at The National Guard Show, Modern Day Marine Show and Association of the US Army (AUSA) Exhibition in the USA during the next 4 weeks.

Notes:
Metal Storm’s Australian Stock Exchange trading code: MST

Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED ACN 064 270 006
Convertible Note Interest Payment
Brisbane, AUSTRALIA – 12 September 2008: Metal Storm Limited (ASX trading code: MST and OTC symbol: MTSX).
Metal Storm Limited advises that the payment of interest on Convertible Notes for the period 1 July 2008 to 30 September 2008 will occur as follows:

Event		Date
1.	Record date to identify the Note Holders entitled to receive interest payments on the Convertible Notes	23 September 2008

2.	Interest payment date	30 September 2008
Interest is payable at 10% per annum.
The interest payment for this period is 0.33934 cents for each Convertible Note.
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Company Contact:
Peter Wetzig — Company Secretary, Metal Storm Limited — Ph: +61 (0) 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia, with an office in Arlington, Virginia. Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system. Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: September 12, 2008	By:	/s/ Peter Wetzig
		Name:	Peter Wetzig
		Title:	Company Secretary